February 26, 2008

Mail Stop 7010

James T. Hackett
Chairman, President and Chief Executive Officer
Anadarko Petroleum Corporation
P.0. Box 1330
Houston, Texas 77521-1330

      Re: Anadarko Petroleum Corporation
            Definitive Proxy Statement on Schedule 14A
            Filed March 27, 2007
            File No. 001-08968

Dear Mr. Hackett:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                   Sincerely,

                   Carmen Moncada-Terry
                   Attorney Advisor